SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

     “América Móvil informs about a resolution of the Instituto Federal de Telecomunicaciones”

Mexico City, Mexico, March 31, 2014. América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), informs that it was notified on Friday March 28 after the closing of the stock markets in which AMX is listed, of a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), through which the asymmetrical rates for interconnection, termination and transit, mobile and fixed, as the case maybe, have been determined for the period commencing from April 6 to December 31, 2014, to Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) and Teléfonos de México, S.A.B. de C.V. (“Telmex”).

This resolution was issued by the IFT as a result of the resolution through which said institute determined as “preponderant economic agent” (agente económico preponderante), in the telecommunications market in Mexico to an alleged economic interest group comprised by AMX, Telmex, Telcel as well as by Grupo Carso, S.A.B. de C.V., and Grupo Financiero Inbursa, S.A.B. de C.V., imposing certain specific asymmetrical regulations.

The following table sets forth the asymmetrical rates (expressed in Mexican Pesos), established to Telmex for the services to be provided for the period commencing from April 6 to December 31, 2014:

Interconnetion rate per minute within the same regional node	$ 0.02015
Interconnection rate per minute among regional nodes that depend on a domestic node	$ 0.02258
Interconnection rate per minute among regional nodes thatdepend on different domestic nodes	$ 0.02340
Transit rate per minute within the same regional node	$ 0.00864
Transit rate per minute among regional nodes that depend on a domestic node	$ 0.01108
Transit rate per minute among regional nodes that depend on different domestic nodes	$ 0.01190

The following table sets forth the asymmetrical rates (expressed in Mexican Pesos), established to Telcel for termination services (Voice and SMS), to be provided for the period commencing from April 6 to December 31, 2014:

Switched termination rates of mobile users under the “calling party pays” system or “domestic calling party pays” system	$ 0.2045
Termination rate for the short message services (SMS) of mobile users	$ 0.0391

This resolution was issued by the IFT in its capacity as an autonomous constitutional body (organismo Constitucional autónomo), on a date after the draft bill of the Federal Telecommunications and Broadcasting Act (Ley Federal de Telecomunicaciones y Radiodifusión), was submitted to the Mexican Congress, and it establishes a substantial reduction to the current interconnection, termination and transit rates and imposes also an asymmetrical treatment with respect to rest of the operators in Mexico. The aforementioned rates are comparatively lower than the current rates for the same services in most of the countries throughout the world.

About AMX

AMX is the leading provider of wireless services in Latin America. As of December 31, 2013, it had 269.9 million wireless subscribers and 69.4 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact